Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                             17 August 2006


                              WPP GROUP PLC ("WPP")

          WPP acquires public affairs firm, DSG Strategies, Inc., in US


WPP announces that it has agreed to acquire the business of DSG Strategies, Inc. ("DSG"), a nationally-recognised public affairs firm, specialising in grassroots advocacy, coalition building, public affairs communications and strategic marketing.

Founded in 1993 and based in Washington DC, DSG (commonly known as Dewey Square Group) has a formidable reputation as a provider of sophisticated campaign techniques and talent to meet the challenges of corporate, national advocacy and political clients. The firm has five other US offices and employs 53 people.

DSG's unaudited revenues for the year ended 31 December 2005 were US$12.5 million with gross assets of US$2.9million at the date of acquisition.

This acquisition continues WPP's strategy of developing its networks in fast growing markets and sectors.

Contact:
Feona McEwan, WPP       + 44(0)20 7408 2204
www.wpp.com